UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

for

PRC Equity Fund I, LLC

A Nevada Limited Liability Company

Commission File Number: 024-12507

Contact Information:

PRC Equity Fund I, LLC

701 Highlander Blvd., Suite 350

Arlington, Texas 76015

Phone: (682) 518-9416

Item 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDING JUNE 30, 2024

The Company is recently formed and has not yet generated revenue.

The Manager has been devoting its efforts to establishing the Company’s business and the development of its projects is tentatively anticipated to begin Q4 of 2025. Due to start-up nature of the Company’s business, the reported financial information may not be indicative of future operating results or operating conditions.

There are a number of key factors that will potentially impact the Company’s operating results going forward, including the Company’s ability to raise capital.

 Plan of Operations

The Company's plan of operations will entail directing approximately 100% of the net proceeds received through this Offering to identifying and purchasing a diverse portfolio of real estate assets and generating income streams from managing segments of the real property portfolio and realized capital appreciation after disposition of a real property asset.

Revenue/Net Loss from Operating Activities

For the period ended June 30, 2025, the net loss from operating activities for the Company totaled $59,385.27.  For the same periods the Company's cash flows provided by financing activities totaled $8,990,794.15.

Operating Expenses

For the period ended June 30, 2025, the Company’s total operating expenses totaled $59,385.27.  Because the Company has not yet commenced construction of its projects, the Company’s operating revenue for the period ending June 30, 2025 is $0.

Salaries and benefits

Salaries and benefits for the period June 30, 2025, remained at $0, as there are no paid employees currently.

Liquidity and Capital Resources

As of June 30, 2025, the Company had cash and total assets of $4,648.68.

Item 2. OTHER INFORMATION

There is no information required to be disclosed in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but not reported.

Item 3. FINANCIAL STATEMENTS (UNAUDITED)

Interim Financial Statements
January 1, 2025 through June 30, 2025

Unaudited

$

PRC EQUITY FUND I, LLC
Balance Sheet
As of June 30, 2025 (Unaudited)

ASSETS
Current Assets
Bank Accounts
Cash	4,648.68
Total for Bank Accounts	$ 4,648.68

Accounts Receivable
Other Current Assets
Total for Current Assets	$ 4,648.68

Fixed Assets
Phase II Land and Development	8,500,000.00
Total for Fixed Assets	$ 8,500,000.00

Other Assets

Total for Assets	$ 8,504,648.68

LIABILITIES AND EQUITY

Liabilities
Current Liabilities
Accounts Payable
Credit Cards
Other Current Liabilities
Expenses Paid by Pioneer	- 440,500.00
Loan from Shareholder	65,550.00
Total for Other Current Liabilities	- $ 374,950.00
Total for Current Liabilities	- $ 374,950.00

Long-term Liabilities
Phase II Promissory Note	- 951,102.00
Total for Long-term Liabilities	- $ 951,102.00

Total for Liabilities	- $ 1,326,052.00

Equity
Fund Investment	135,559.10
Opening Balance Equity	8,504,630.15
Shareholder Investment	1,306,337.05
Retained Earnings	- 56,440.35
Net Income	-59,385.27
Total for Equity	$ 9,830,700.68

Total for Liabilities and Equity	$ 8,504,648.68

PRC EQUITY FUND I, LLC
Profit and Loss
For the period from January 1 through June 30, 2025 (unaudited)

Income	-
Cost of Goods Sold	-
Gross Profit	-

Expenses
Commissions & Fees	10,000.00
Dividend Disbursements	7,811.00
Fund Admin Fees	350.00
General Business Expenses
Bank Fees & Service Charges	34.87
Total for General Business Expenses	$34.87

Legal & Accounting Services	$ 3,605.00
Legal Fees	$ 27,584.40
Total for Legal & Accounting Services	$ 31,189.40

Sales & Marketing	10,000.00
Total for Expenses	$ 59,385.27

Net Operating Income	- $ 59,385.27

Other Income	-
Other Expenses	-
Net Other Income	-

Net Income	- $59,385.27

o

PRC EQUITY FUND I, LLC
Statement of Cash Flows For the period from January 1 - June 30, 2025 (unaudited)

OPERATING ACTIVITIES
Net Income	- 59,385.27
Adjustments to reconcile Net Income to Net Cash provided by operations
Expenses Paid by Pioneer	- 440,500.00
Loan from Shareholder	7,800.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations	- $ 432,700.00
Net Cash Provided by Operating Activities	- $ 492,085.27

INVESTING ACTIVITIES
Phase II Land and Development	- $ 8,500.000.00
Net Cash Provided by Investing Activities	- $ 8,500,000.00

FINANCING ACTIVITIES
Fund Investment	135,559.10
Opening Balance Equity	8,500,000.00
Phase II Promissory Note	- 951,102.00
Shareholder Investment	1,306,337.05
Net Cash Provided by Financing Activities	$ 8,990,794.15

NET CASH INCREASE FOR PERIOD	- $ 1,291.12

Cash at Beginning of Period	$ 5,939.80

CASH AT END OF PERIOD	$ 4,648.68

SIGNATURE PAGE

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRC Equity Fund I, LLC

701 Highlander Blvd., Suite 350

Arlington, Texas 76015

By: PRC, Incorporated, Manager

Name: Charles Williams

Title: CEO

Date: October 3, 2025

Location signed: Arlington, Texas

This Offering Statement has been signed by the following principals in the capacities and on the dates indicated:

 /s/Charles Williams

Charles Williams, CEO of the Manager of the Company

Date: October 3, 2025

Location Signed: Arlington, Texas

 /s/ Quinneckia Holden

Quinneckia Holden, Controller of the Manager of the Company, and principal accounting officer

Date: October 3, 2025

Location Signed: Arlington, Texas